Exhibit 19.1

Securities Trading
Policy and Procedure
Policy Overview
This policy provides the standards of AMN Healthcare Services, Inc. (the “Company” or “AMN”) on trading (as defined in Part I.F below) and causing the trading of the Company’s securities. In accordance with applicable law, all employees, officers and directors of the Company and its subsidiaries and affiliates as well as such individuals’ respective Related Persons (as defined in Part I.F below) are prohibited from trading in the Company’s securities while in possession of Material Non-Public Information (as defined in Part I.F below). Because of their job function or leadership role, certain team members have additional restrictions as described in Part II of this policy. Given the severity of the potential penalties and the impact of illegal conduct on the Company’s reputation, compliance with this policy is mandatory. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct. Any person who has any questions about this policy or about specific transactions may contact our Chief Legal Officer. Remember, however, that the ultimate responsibility for adhering to the policy and avoiding improper transactions rests with you.

Exhibit 19.1
Policy
Introduction
Generally, it is illegal for a person to trade on a public company’s securities while in possession of Material Non-Public Information related to that company. Penalties for trading on, or, in certain circumstances, communicating Material Non-Public Information can be severe, both for the individuals involved in the unlawful conduct and their employers. Penalties may include substantial jail terms, criminal fines and civil penalties. Penalties may apply whether or not you derive any profit or other benefit from the subject trade or conduct.
Accordingly, AMN has adopted this policy to help ensure compliance with applicable insider trading laws. Two parts comprise the policy: Part I applies to all team members, officers and directors of the Company and its subsidiaries and affiliates, and Part II applies to all Covered Persons.
Part I. General Prohibitions and Expected Conduct
A.No Insider Trading of Company Securities. Except as otherwise expressly permitted by Part II.C below, if an AMN director, officer or other team member (including a former director, officer or team member) possesses Material Non-Public Information relating to the Company, neither that person nor any Related Person may trade in AMN securities or engage in any other action to take advantage of that information. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from this policy.
Note: The trading restrictions set forth in this Policy do not apply to the exercise or settlement of employee equity grants, including any shares withheld by the Company for tax purposes. They do, however, apply to the market sale of securities received from these equity grants, including the sale of stock received from settlement of restricted stock units.
B.No Tipping Information to Others. No AMN director, officer or other team member may pass Material Non-Public Information on to any person outside the Company (including any Related Person) or suggest or otherwise recommend that any such person buy or sell AMN securities or engage in any other action to take advantage of that information. This action is called “tipping” and you may be liable for communicating or “tipping” Material Non-Public Information to a third party.
C.No Trading of Other Companies’ Securities Based on Information Obtained Through AMN. No AMN director, officer or other team member may effect transactions in the securities of any other company while in possession of Material Non-Public Information concerning such company that was obtained in the course of employment with AMN.
D.    Additional Prohibited Transactions. Because AMN believes it is inappropriate for any of its team members to engage in short-term or speculative transactions involving the Company’s securities, AMN directors, officers and all other team members may not engage in any of the following activities with respect to AMN securities:

Exhibit 19.1
•“In and out” and “short swing” trading in AMN securities, which means (i) any AMN securities purchased in the open market by any AMN team member, director or officer must be held for a minimum of six months and ideally longer, and that (ii) AMN team members, directors and officers may not purchase or sell on the open market, or sell and purchase, AMN securities during any six-month period;
• For the purpose of preventing the unfair use of information which may have been obtained by a reporting person, any profits realized by any Section 16 reporting person from any “purchase” and “sale” of Company stock during a six-month period, so called “short-swing profits,” may be recovered by the Company.
•Purchases of AMN securities on margin;
•Short sales (i.e., selling AMN securities you do not own and borrowing shares of such securities to make delivery);
•Buying or selling puts or calls in respect of AMN securities;
•Pledging, hypothecating or otherwise placing a lien on any shares of common stock or other equity interests of the Company that they own; and
•Hedging transactions of any kind.
E.    Pre-Clearance of Trades by Covered Persons. All Covered Persons are subject to “blackout” periods and must “pre-clear” trading in AMN securities in accordance with the procedures set forth in Part II below. All other AMN team members are not subject to the procedures set forth in Part II.
F.    Key Definitions. The following are defined terms that are used in this policy. For ease of reference, whenever a defined term is used in this policy it is bolded and italicized.
1.Covered Persons. Individuals comprising the following groups or departments are considered Covered Persons under this policy: (1) AMN Healthcare Services, Inc. Board members and officers, (2) Senior Leadership Forum, (3) Corporate Finance and Accounting, (4) Corporate Audit Services, (5) Legal and (6) Executive Assistants to members of the Company’s CEO Committee.
2.Material. Insider trading restrictions come into play only if the information you possess is “material.” “Material” information is any information that a reasonable investor would consider important in a decision to buy, hold or sell the applicable security. In short, any information that could reasonably affect the price of the security. Common examples of information that may be regarded as Material are:
•information about unpublicized earnings or losses, including whether the Company may miss its earnings guidance;
•significant changes in the Company’s future prospects;
•developments regarding significant litigation or government agency investigations;
•significant change in credit arrangements, debt offerings or liquidity issues;
•news of a pending or proposed acquisition or merger;
•acquisition or tender offer, news of a significant sale of assets or the disposition of a subsidiary;
•changes in dividend policies, stock repurchase program or the declaration of a stock split or the offering of additional securities;

Exhibit 19.1
•changes in top management;
•actual or suspected cybersecurity incidents involving the Company; and
•the gain or loss of a substantial client .
Either positive or negative information may be Material. In addition, the Material information does not have to be related to the Company’s business. For instance, if certain forthcoming overall market or industry information is expected to impact the market price of a security, it can be Material. Remember, if your trading becomes the subject of scrutiny, it will be viewed after-the-fact with the benefit of hindsight. As a result, before trading you should carefully consider how regulators and others might view your transaction in hindsight. When in doubt about whether particular Non-Public Information is Material, presume it is. If you are unsure whether information is Material, you should consult the Chief Legal Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.
3.Non-Public Information. Insider trading prohibitions come into play only when you possess information that is both Material and “non-public.” Information disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the opening bell of the NYSE on the second trading day after the day the information was publicly disclosed before you can treat the information as public. Non-public information may include: (1) information available to a select group of analysts or brokers or institutional investors; (2) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and (3) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made. Similar to questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Legal Officer or assume that the information is Non-Public Information.
4.Related Persons. You are expected to be responsible for compliance with this policy by Related Persons. Related Persons means your spouse, minor children, anyone living in your household, partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor and other equivalent legal entities that you control. You should promptly advise all Related Persons of your obligations under this policy and inform them that they must advise you of any potential trading in AMN securities prior to engaging in any trading.
5.    Trade or trading. Trade or trading means the sale, purchase, transfer, gift or loan of any AMN security.
G.    General Confidentiality Obligations. The restrictions set forth in this policy are designed to avoid misuse of Material Non-Public Information in violation of the insider trading laws. These restrictions are in addition to, and in no way alter, the general obligations that each AMN team member has to maintain the confidentiality of all confidential or proprietary information concerning the Company and its business, as well as any other confidential information, that may be learned in the course of employment. No such information is to be disclosed to any other AMN team member, unless that person has a clear need to know that information, and no such information may be disclosed to any third parties, except as required or otherwise contemplated by your function or position.

Exhibit 19.1
The Board of Directors has established procedures for the release of Material Non-Public Information, including the designation of company spokespersons, to achieve broad public dissemination of that information. Accordingly, no AMN officer, director or other team member may disclose Material Non-Public Information to any person outside of the Company, except in accordance with these procedures. This prohibition extends to discussions concerning AMN and our business in Internet chat rooms, websites, any form of social media or any other forum. For more information about the procedures regarding the release of Material Non-Public Information, please review the Company’s Information Disclosure Policy, a link to which can be found HERE.
Part II. Blackouts and Pre-Clearance of All Trades By Covered Persons
To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction, the following applies to all Covered Persons.
A.Trading Prohibited During Blackout Periods. All Covered Persons are prohibited from, directly or indirectly, engaging in trading in AMN securities during blackout periods.
(1)Quarterly Blackout Periods. Trading in AMN securities is prohibited during the period beginning at the close of market on the 16th of the last month of each Company fiscal quarter end (or the 14th or 15th, as applicable, if the 16th falls on a weekend) and ending at the opening bell of the NYSE on the second business day following the date the Company’s financial results are publicly disclosed. The Chief Legal Officer may begin a quarterly blackout period earlier if prudent under the circumstances. The AMN Equity Administration team will notify Covered Persons of the opening and closing of each quarterly blackout.
(2)Other Blackout Periods. From time to time, other types of Material Non-Public Information regarding AMN (such as negotiation of mergers or acquisitions) may be pending and not be publicly disclosed. In such circumstances, the Company may impose special blackout periods during which all or certain groups of Covered Persons are prohibited from trading in AMN securities. If AMN imposes a special blackout period, we will notify the Covered Persons affected. The Covered Persons subject to the special blackout period shall not reveal to any person not subject to the special blackout period the fact that a special blackout period is in effect.
B.Pre-Clearance of Securities Transactions. Even when Covered Persons are not subject to a blackout period under Part II.A, they may not engage in any trading of AMN securities without first pre-clearing it with the Chief Legal Officer. Covered Persons should use the following procedure to pre-clear a trade in AMN securities:
(1)Contact the Chief Legal Officer in writing for approval. The Covered Person must provide the following information: (a) Name, (b) Department, (c) Position, (d) type of trade requested (e.g., sale or purchase) and (e) a statement, if true, that the Covered Person does not possess any Material Non-Public Information. AMN team members should submit requests for pre-clearance through the form on Connections found HERE.

(2)The Chief Legal Officer will make a determination based on the facts and circumstances known at the time whether the person is in possession of Material Non-Public Information and/or the extent that a Material event or development affecting the Company remains nonpublic and advise the Covered Person if the transaction may proceed. The Chief Legal Officer may consult with the Covered Person’s manager or other personnel in making this determination.

(3)If the Chief Legal Officer grants clearance for a requested trade, the Chief Legal Officer will advise the Covered Person by responding to the pre-clearance form submitted by the Covered Person. The

Exhibit 19.1
response will be logged and emailed to the Covered Person. Unless revoked, a grant of permission will normally remain valid until the closing bell of the NYSE on the second trading day following the day on which it was granted (it being understood that if the Covered Person becomes aware of Material Non-Public Information prior to actually making the requested trade, such Covered Person is precluded from making the trade). If the transaction does not occur during the two-day period, preclearance of the transaction must be re-requested.

(4)If the Chief Legal Officer rejects clearance for a requested trade, it will advise the Covered Person by responding to the pre-clearance form submitted by the Covered Person. The response will be logged and emailed to the Covered Person . The Covered Person may not be informed of the reason why the trade cannot be made. Any Covered Person that is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties, and should avoid disclosing the existence of the prohibition, if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.
C.10b5-1 Trading Plans.1 10b5-1 Plans present an opportunity for Covered Persons to establish arrangements to sell (or purchase) AMN stock without the restrictions of trading windows and blackout periods.
(1)Exemption from Trading Restrictions. The trading restrictions set forth in Part I.A and Part II.A and II.B do not generally apply to transactions consummated under a 10b5-1 Plan that:
a.    has been reviewed and approved in advance by the Chief Legal Officer outside of a blackout period prior to entering into the 10b5-1 Plan;
b.    was entered into in good faith by the Covered Person outside of a blackout period and at a time when the Covered Person was not in possession of Material Non-Public Information about the Company; and
c.    gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any Material Non-Public Information about the Company, or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
(2)    Cooling Off Period. The Company requires that all 10b5-1 Plans entered into by (i) a Section 16 officer or Board member contains the later of (a) a 90-day period and (b) 2 business days following the filing of the Company’s form 10-Q or form 10-K covering the fiscal quarter in which the plan was adopted or modified or (ii) any other Covered Persons contain a 30-day period, between the effective date of the 10b5-1 Plan and the first transaction to be consummated thereunder.
(3)    Certification. Prior to entering into a 10b5-1 Plan, any Section 16 officer or board member of the Company will provide a certification to the Chief Legal Officer certifying that such person is not in possession of any material non-public information and that the 10b5-1 Plan is being entered into in good faith and not as a plan to evade federal securities laws.
(4)    Number of Plans. A Covered Person (other than the Company) may not have another outstanding (and may not subsequently enter into any additional) Rule 10b5-1 Plan for purchases or sales of securities during the same period. A Covered Person may have two separate Rule 10b5-1 Plans so long as (i) the
1 The requirements of Section C(2)(i), C(3) and C(4) will not apply to any plan existing on or prior to February 27, 2023, but will apply to any new plan or a modification or amendment of an existing plan after such date.

Exhibit 19.1
plans do not cover the same period and the later-commencing plan does not begin trading on during the cooling-off period that would have applied if the later-commencing plan was adopted on the date the earlier-commencing plan terminates, and (ii) the plans meet all other requirement set forth in this Policy. A Covered Person (other than the Company) may not have more than one Single-Trade Plan during any 12-month period. A “Single-Trade Plan” is defined as a 10b5-1 Plan that is designed to effect the purchase or sale of securities as a single transaction.
(5)     Termination and Amendments to 10b5-1 Plans. Effectiveness of any termination, modification or amendment of a 10b5-1 Plan must be reviewed and approved in advance by the Chief Legal Officer outside of a blackout period and at a time when the Covered Person was not in possession of Material Non-Public Information about the Company; Provided any modification or amendment to a 10b5-1 plan will be deemed to be a termination of the existing plan and the adoption of a new plan for purposes of this Policy. Once a 10b5-1 Plan has been terminated, the Covered Person should wait at least 30 days before trading outside of a 10b5-1 Plan. Amendments to 10b5-1 Plans must not take effect for at least 30 days after the amendments are effective.
The initiation, modification or termination of a 10b5-1 Plan will be considered transactions in AMN securities, and such initiation, modification or termination is subject to all limitations and prohibitions relating to transactions in AMN securities. Compliance with a 10b5-1 Plan and the execution of the transactions pursuant to the 10b5-1 Plan are the sole responsibility of the Covered Person initiating the 10b5-1 Plan, not the Company or the Chief Legal Officer. All Covered Persons entering into a 10b5-1 Plan must act in good faith with respect to such 10b5-1 Plan.
D.Section 16 Reporting Requirements. Section 16 of the Securities Exchange Act of 1934, as amended (the “34 Act”), generally requires all executive officers and directors of the Company to report changes in their benefical ownership of the Company’s securities on SEC Forms 4 within two business days after the date on which such change occurs. To ensure compliance with Section 16 reporting requirements, the Company’s executive officers and directors must promptly report to the Company on the day of each transaction triggering a reporting requirement to permit the Company to prepare and file a required Form 4. With respect to any purchase or sale under an approved 10b5-1 Plan, the third party/broker effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions immediately to the Corporate Counsel, Securities & Corporate Governance. Such reporting should be in writing (including by e-mail) and should include the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price of the securities. While the Company prepares and files applicable Form 4s on behalf of the Company’s Section 16 reporting persons, the ultimate responsibility, and liability, for timely filing remains with the reporting person.
Roles and Responsible Parties

Chief Legal Officer	Responsible for overall policy implementation and for preclearance of trades by Covered Persons (as defined in Part I.F above).
Equity Administration Team	Responsible for general administration of the policy and oversight of the Pre-Clearance Log on the Company’s Equity Administrator SharePoint site and ensuring this policy remains current.
Corporate Counsel, Securities & Corporate Governance	Responsible to prepare and file Form 4s as required.
All Team Members of the Company and its Subsidiaries	Responsible for strict adherence to this Securities Trading Policy and Procedure.